

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2011

Mr. Liu Shenghong
Chief Executive Officer, Chief Operating Officer, and Chairman of the Board
China Industrial Steel Inc.
110 Wall Street, 11th Floor
New York, NY 10005

> **Re: China Industrial Steel Inc.**
> **Registration Statement on Form S-1**
> **Filed February 9, 2011**
> **File No. 333-172135**

Dear Mr. Liu:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide updated financial statements and disclosures to the extent required by Regulation S-X.

Registration Statement Cover Page

2. On the cover page of the registration statement, we note that you have checked the box indicating you are a smaller reporting company. Please provide us with your legal analysis as to how you determined that you qualify as a smaller reporting company. Please refer to Rule 405 under the Securities Act of 1933, as amended, for the definition of "smaller reporting company." If you determine that you are not a smaller reporting company, please revise your registration statement as necessary to include the non-scaled disclosure applicable to your filing status (e.g., non-accelerated filer).

3. As it appears that your common stock will be offered on a delayed or continuous basis, please check the Rule 415 box on the cover page of the registration statement.

4. Please correct the name of your agent for service.

Calculation of Registration Fee

5. We note your reference to footnote (3), but there does not appear to be a corresponding footnote. Please revise your filing accordingly.

6. Please revise footnote (2) to refer to the Financial Industry Regulatory Authority, Inc., or FINRA, rather than the NASD and make conforming revisions, as necessary, throughout the registration statement.

Outside Front Cover Page of the Prospectus

7. We note your statements here and on page 23 that the offering price of $4.50 per share of common stock is based on the price per share of your common stock in your most recent private placement transaction, which closed in February 2011. Please revise these disclosures to clarify that you received $4.50 for each of the 1,000 units sold in the February 2011 private placement. Additionally, please clarify that each of these 1,000 units consisted of one share of your common stock, one three-year warrant to purchase one share of your common stock at an exercise price of $2.00 per share, and one three-year warrant to purchase one share of your common stock at an exercise price of $4.50 per share. Finally, please include similar disclosures for the private placement that closed in January 2011.

Table of Contents

8. Please remove the Part II information from the table of contents, as it should be limited to the contents of the prospectus. Please refer to Item 502(a) of Regulation S-K.

9. Please move the dealer prospectus delivery obligation to the back cover of the prospectus. Please refer to Item 502(b) of Regulation S-K.

Corporate History, page 3

10. Your disclosures indicate that under the Entrusted Management Agreement, the Hongri Metallurgy shareholders and Hongri Metallurgy will pay a fee to Nuosen. Please disclose how this fee is determined and the amount of the fee for fiscal 2010.

Call Option Agreement, page 4

11. We note your disclosures related to the shares you issued to acquire YBS's interest in Hongri Metallurgy and the related Call Option Agreement. Please explain why the shares were issued to Karen Prudente. Please also explain the reasons for the Call Option Agreement, including why the options are subject to the disclosed timelines and what the potential consequences could be if the options are not exercised.

Corporate Structure, page 4

12. Please revise the diagrams on pages 5 and 45 to reflect that YBS Group and Fakei own 70% and 30%, respectively, of the equity interests in Hongri Metallurgy and 44,083,529 and 17,493,463, respectively, of your shares. In this regard, we note your disclosure on pages 24 and F-6.

Risk Factors, page 7

13. Please tell us what consideration you gave to including risk factors for the absence of deposit insurance and product liability insurance. In this regard, we note your references to these types of insurance on pages 29 and 57.

14. Please include a risk factor discussing the risks associated with the fact that you are controlled by your two significant shareholders and the fact that you have material transactions with these shareholders and/or their affiliates.

Management's Discussion and Analysis . . . , page 24

15. We note your statement in the second paragraph on page 25 that you expect market demand will not begin to improve until 2012. Please revise your disclosure to explain your basis for this expectation.

Results of Operations, pages 25 and 27

16. Please revise your disclosures related to changes in revenues and changes in costs of revenues to better explain and address the underlying reasons for changes in quantities sold, changes in average selling prices per ton, and changes in average cost of revenues per ton during each period presented. For the current period, please also address the impact of the increase in depreciation expense on costs of revenues.

Comparison of Operating Expenses for the Years Ended December 31, 2009 and 2008, page 26

17. You state, "The decrease in operating expenses in 2009 was mainly attributable to the decrease in service fees charged by YBS Group." To the extent material, please also

discuss why YBS Group decreased its service fee charges in 2009 and quantify the change.

Comparison of Revenue for the Nine Months Ended September 30, 2010 and 2009, page 27

18. We note your statement that management estimates that China's "'energy-saving and emission-reduction'" control initiatives impacted volume by 76,000 tons. Please disclose the dollar amount of net income affected by these initiatives as well as any other known trends or uncertainties that may have materially impacted volume.

19. We note your disclosure that you were forced to stop production during the month of September 2010 in order to fulfill the quota of energy-savings and emission-production by the local government. Please revise your disclosures to address if and how often you may be subject to additional production stoppages and more fully address the potential risks and consequences of future stoppages.

20. Please briefly discuss the reasons for "the recovery of sales price[s]" of your products.

21. We note the difference in byproducts sales on page 28. Please describe any known trends or uncertainties that may have or that you expect will have a material impact on byproduct sales. For example, please discuss why there were no sales for coke or oxygen gas for the nine months ended September 30, 2010.

Comparison of Other Expenses for the Nine Months Ended September 30, 2010 and 2009, page 29

22. To the extent material, please discuss the reasons for the $1,100,255 increase in allowance for bad debts.

Liquidity and Capital Resources, page 29

23. Please revise your disclosure to identify and separately discuss internal and external sources of liquidity. Please refer to Item 303(a)(1) of Regulation S-K.

24. We note your disclosure that the company is subject to the regulations of the PRC, which restrict the transfer of cash from China, except under certain circumstances and as such funds may not be readily available to satisfy obligations that have been incurred outside the PRC. Please enhance your disclosures to discuss the circumstances when you may incur obligations outside of the PRC and indicate if there are or have been any such obligations during or at the end of the periods presented or in any subsequent period. Additionally, we note that China Industrial Steel is a U.S. company, please enhance your liquidity disclosures to indicate whether there are any obligations or transactions by the U.S. company that may require settlement.

25. Your discussions of changes in cash flows provided by operating activities appear to merely repeat information found on your balance sheets. Please provide a more enhanced discussion related to the reasons for changes in your balance sheet captions, specifically current assets and current liabilities.

26. Please provide a more comprehensive discussion of the advances to and loans from related parties, including the potential risks and consequences of such transactions. In regard to the advances to related parties, please disclose and discuss the reasons for the advances, the terms of the advances, your ability to seek re-payment of the advances, and when and how you access the advances for recoverability. In regard to the loans from related parties, please address if the related parties have the ability to demand repayment of the loans. Please specifically address they you made loan payments of over $46 million to the related parties during 2009 which appear to be significantly more than the amount due.

Nine Months Ended September 30, 2010, page 30
Percentage of Aged Accounts Receivable, page 31

27. We note that the percentages related to September 30, 2010 do not equate to 100% and should be corrected. We also note the deterioration in the aging of your customer receivables during the current period. Please enhance your discussion to address the specific facts and circumstances related to the delinquent customers, including the status of your collection efforts and whether you continue to make sales to customers with delinquent receivables. Please also address whether you expect the deterioration in the aging of customer receivables to continue.

28. In the last paragraph on page 31, you reference a short-term bank loan that was due by November 2010. Please disclose whether you have satisfied your obligations under this loan.

29. In the last paragraph on page 31, you state, "The Company is in the process of private placement and selling the Company's securities to the accredited investor." Please revise your disclosure to clarify whether this private placement is one of the private placements that concluded in January 2011 or February 2011. If this is an ongoing private placement currently taking place, please provide us with your analysis, including the rule or regulation upon which you are relying, of your ability to conduct this private placement while in registration.

30. On page 32, you reference loans from employees of Hongri with a maturity date of December 31, 2010. Please disclose whether you have satisfied your obligations under these loans.

Critical Accounting Policies and Estimates, page 32

31. We note your disclosures regarding your determinations that Hongri Metallurgy is a VIE and that you are the primary beneficiary. We also note that these determinations require you to consolidate Hongri Metallurgy in your financial statements. It appears to us that you should disclose and discuss your consolidation policy as a critical accounting policy.

Selling Security Holders, page 35

32. We note your qualification of your disclosure in the fourth paragraph by reference to the "Recent Sales of Unregistered Securities" disclosure elsewhere in the registration statement. As that disclosure appears in Part II of the registration statement and thus is not part of the prospectus, please delete this qualification and revise your disclosure as necessary to provide the information required by Item 507 of Regulation S-K.

33. Please revise your disclosure to add the price per unit in each of the January 28, 2011 and February 7, 2011 private placements.

34. Please correct the second column of the table to provide the total percentage of shares beneficially owned prior to the offering. Currently, the column contains the numbers of such shares rather than the percentages.

Plan of Distribution, page 38

35. Please disclose the terms under which you and the selling stockholders have agreed to indemnify one another against certain losses, damages, and liabilities arising in connection with your prospectus.

Market for Common Equity and Related Stockholder Matters, page 39
Rule 144 Shares, page 41

36. In the second paragraph, you state that your 73,542,058 issued and outstanding common shares are held by 60 shareholders of record. However, on page 40, you state that these shares are held by 86 holders of record. Please revise your registration statement as appropriate.

Description of Business, page 42
Corporate History, page 42

37. To avoid confusion, please refer to the YBS Group in a consistent manner throughout the registration statement. In this regard, we note in the first paragraph on page 43 that you refer to "Hebei", which appears to be a reference to the YBS Group.

38. You reference "Hongxing Shareholders" twice in the first paragraph on page 43. Please disclose who the Hongxing Shareholders are, and describe how they fit into your corporate structure.

39. Please disclose the fee payable to Nuosen under the Entrusted Management Agreement.

Call Option Agreement, page 44

40. Please explain to us the basis for your disclosure that Karen Prudente is your major shareholder. We note that she does not appear in the beneficial ownership table and that elsewhere in the prospectus she is identified as a nominee and trustee for YBS Group (e.g., page 24). To the extent your existing disclosure throughout the prospectus is inconsistent or unclear with respect to Ms. Prudente, YBS Group, their relationship and the equity ownership of your company, please revise the disclosure accordingly. In your response, please identify, by section and page number, the changes, if any, that you make in response to this comment.

Business of Hongri Metallurgy, page 46

41. Please expand your description of your "strategic relationship" with Wu'an Yuanbaoshan Industrial Group to, among others things, describe the form of the relationship and its material terms. Please make conforming revisions to the prospectus summary, too.

42. Please disclose the status of the new production line you are seeking to add. For example, please disclose the current stage of development.

43. In the last paragraph, you state that you "are expected to operate at approximately 60% of capacity in 2010." Please revise this statement to disclose the capacity at which you actually operated in 2010. Similarly, please update the statistics provided in the first paragraph on page 50.

Recent Government Initiatives, page 48

44. You state that government guidelines "prohibit local governments from approving projects that increase steel production capacity before the end of 2011." Please discuss any material effects this prohibition may have on your business. In this regard, we note on page 47 that you plan to add a Galvalume^{TM} production line to your business.

Manufacturing Process, page 51

45. In the last sentence, you refer to a diagram that appears to have been omitted from your registration statement. Please revise your filing accordingly.

Mr. Liu Shenghong
China Industrial Steel Inc.
March 8, 2011
Page 8

Raw Materials, page 53

46. You state that raw materials are delivered after purchase to a related party's plants, where they are transformed into molten iron and coke, before being sent to your production facilities. Please identify these related parties.

47. We note your statement that Hongri Metallurgy does not pay market rate processing fees for the work performed by related parties. Even though you account for third party processing fees, together with the raw materials purchase price, as costs of your steel products, please disclose how the third party processing fees compare to fees that would be charged by unrelated parties.

48. Please disclose whether your raw materials are readily available in the market.

Sales and Marketing, page 53

49. Please disclose the type of relationship you have with your distributors. For example, please disclose whether you have contracts with distributors and whether they exclusively distribute your products.

50. Please disclose whether any of the top ten customers you identify on page 54 are related parties.

Manufacturing Facilities, page 55

51. Please update the table to include actual 2010 numbers, if available, instead of forecasted numbers.

52. We note that you have included 2007 and 2008 output figures in the table for Plate Production (Second Stage). Similarly, we note you have included a 2007 output figure for Bar Production (Third Stage). Please clarify how you are able to provide these figures when both of these projects have a 2009 commission date.

Environmental Regulation Compliance, page 55

53. To the extent material, please discuss the costs and effects of compliance with environmental laws. Refer to Item 101(h)(4)(xi) of Regulation S-K.

Employees, page 56

54. Please disclose how many of Hongri Metallugry's 816 staff members are full-time employees. Refer to Item 101(h)(4)(xii) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 58

55. Please identify Liu Shenghong as your Chief Executive Officer in the table on page 58. In addition, please clarify whether Mr. Shenghong is deemed to be the beneficial owner of shares held by YBS Group or Karen Prudente.

56. In footnote (2) to the table, you state that you had 73,552,166 shares of common stock outstanding as of February 7, 2011. This statement conflicts with your disclosure throughout the registration statement that you had 73,542,058 shares of common stock outstanding. Please revise your disclosure as appropriate.

57. Please clarify whether the 73,542,058 shares of outstanding common stock includes the 44,083,529 shares of common stock issued to YBS Group or Karen Prudente and the 17,493,463 shares of common stock issued to Fakei Investment Ltd. Additionally, please include these security holders, as appropriate, in the table on page 58, or tell us why you do not believe such disclosure is necessary.

Directors, Executive Officers, Promoters and Control Persons, page 59
Audit Committee Financial Expert, page 62

58. Please disclose, if true, that you do not have an audit committee financial expert and explain why. Please refer to Item 407(d)(5) of Regulation S-K.

Audit Committee, page 62

59. Please tell us when you expect to have an audit committee.

Executive Compensation, page 63

60. Please revise your disclosure to include a title for your Summary Compensation Table as well as to provide narrative disclosure to your Summary Compensation Table. Your narrative disclosure should include a description of any material factors necessary to an understanding of the information disclosed in the table. In this regard, we note your compensation structure is not clear. If your Chief Executive Officer and your Chief Engineer and Manager, Plant Operations do not receive compensation for their work, please disclose this fact. If, however, your named executive officers receive compensation for their work at Handan Hongri Metallurgy Co., Ltd., please disclose this fact. Refer to Item 402 of Regulation S-K.

Certain Relationships and Related Transactions, page 64

61. Please revise your disclosure to include the information required by Item 404(a) of Regulation S-K for the Entrusted Management Agreement, the Exclusive Option Agreement, the Covenant Letters, the Call Option Agreements, the lease with YBS

Group for your manufacturing site referenced on page 57 and the employee loans you reference on pages 29 and 32.

62. Please tell us whether Friedland Capital or Karen Prudente are promoters for purposes of Item 404(c) of Regulation S-K and revise your disclosure as necessary.

Consolidated Financial Statements
Consolidated Statements of Cash Flows, page F-5 and F-28

63. We note reductions in inventory allowances presented under operating cash flow. To the extent that an inventory allowance establishes a new cost basis, please explain to us what these reductions relate to and how you determined they are appropriately recorded.

Notes to the Consolidated Financial Statements, page F-6
1. Organization and Basis of Presentation, page F-6

64. Please confirm that you intend to provide parent company only financial statements to the extent required by Regulation S-X.

2. Restricted Cash, pages F-13 and F-36

65. Based on your disclosures we note that restricted cash balances relate to bank notes payable. We also note that changes in restricted cash are included under cash flows from financing activities but that changes in bank notes payable are included under cash flows from operating activities. Please explain to us why you believe these current classifications are appropriate.

12. Related Party Transactions, pages F-16 and F-39

66. Please separately present related party transactions on the face of your statements of operations.

67. Please provide a more detailed and comprehensive discussion of the advances to related parties including: the specific reasons for the advances, the terms of the advances, your ability to seek re-payment of the advances, when and how you access the advances for recoverability, your basis for recording the advances in current assets, and your basis for presenting changes in the advances in operating cash flows.

68. Please provide a more detailed and comprehensive discussion of the loans to related parties including how the amounts at which fixed assets were purchased from your significant shareholders were determined. If you recorded the fixed assets at an amount other than your significant shareholders cost basis under U.S. GAAP, please explain the basis for your accounting.

69. Please clarify your disclosures that certain sales were "made through" YBS and clearly identify any related party sales. Additionally, we note your disclosure on page F-17 that Hongri received services from the parent company. Please explain what services Hongri received, how the compensation to the parent company was determined, and the related amounts during each period presented.

19. Major Customers and Vendors, pages F-22 and F-44

70. Please revise your disclosures related to significant customers to also disclose the actual percentage of revenues to each customer that represented over 10% of total revenues during each period presented.

21. Subsequent Events, page F-23

71. In the fourth and fifth paragraphs, you reference "the sole director of CIS". However, your disclosure throughout the rest of your registration statement indicates that you have five directors. Please revise your disclosure as appropriate to clarify who is a director of the company and, if material, who is a director of Handan Hongri Metallurgy Co., Ltd.

Notes to the Consolidated Financial Statements (Unaudited)
10. Accrued Expenses, page F-38

72. Please break out individual items that make up accrued expenses to the extent practicable.

16. Stockholders' Equity, page F-43

73. We note you are in the process of a private placement of the Company's securities. Please tell us all the material terms of the units you sold. Also, please provide us with a comprehensive explanation of how you intend to account for the warrants, including your analysis of the appropriate classification of the warrants based on the provisions of ASC Topics 480 and 815.

74. Please disclose your accounting for the shares you issued to Friedland.

17. Income Tax, page F-44

75. We note the reconciliation of your effective tax rate to the U.S. Statutory tax rate. Please clarify what the valuation allowance you recorded in 2010 relates to and how you determined it was appropriate. Refer to ASC Topic 740-10-50.

Recent Sales of Unregistered Securities, page 72

76. For each sale of unregistered securities, please disclose here the section of the Securities Act of 1933, as amended, or the rule under which you claim exemption from registration,

and state briefly the facts you relied upon to make the exemption available. Refer to Item 701(d) of Regulation S-K.

77. Please disclose here Regulation S-K Item 701 information for the shares issued to YBS Group or Karen Prudente and Fakei Investment Limited as well as the issuances that took place on July 1, 2010, which you reference on pages F-23 and F-43.

Exhibits

78. Please file complete, executed versions of Exhibits 10.1, 10.3, and 10.5.

79. Please amend your registration statement to include Exhibit 10.4.

Exhibit 5.1

80. Please clarify in the first paragraph that Sichenzia Ross Friedman Ference LLP has acted as counsel to the company.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mindy Hooker, Staff Accountant, at (202) 551-3732 or Anne McConnell, Senior Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or, in her absence, Dietrich King, Senior Staff Attorney, at (202) 551-3338 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Gregory Sichenzia, Esq. (*via facsimile at* (212) 930-9725)